UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 12/31/2023

ECO BRIGHT FUTURE INC.
Exact name of issuer as specified in the issuer’s charter

Wyoming	87-2595314
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

World Trade Center El Salvador

Calle El Mirador, 87 Ave Norte

San Salvador, El Salvador

(Address of Principal Executive Offices)

727-692-3348

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

Item 1. BUSINESS

Eco Bright Future, Inc., together with its subsidiaries, engages in the financial technology and blockchain business worldwide. It builds tools to help people in accessing the economy via mobile and digital services. It is also involved in digital asset tokenization and digital asset trading, as well as digital wallet activities. The company is building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets(RWA) tokenization. Eco Bright Future, Inc. was founded in 2021 and is headquartered in El Salvador and Florida.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Eco Bright Future, Inc. and Subsidaries (Eco Bright) as of December 31, 2023.

Business Operations

The financial statements presented are those of Eco Bright Future, Inc. (“Eco Bright”, or the “Company”) and its wholly owned subsidiaries United Heritage, Sociedad Anonmima De Capital Variable (“UHS”) and its wholly owned subsidiary Universa Hub Africa (“UHSA”), collectively, (“UHA”). The Company intends to carry on the business of UHA as an artificial intelligence and blockchain technology company that utilizes real world tokenization to create a virtual investment vehicle on the blockchain linked to tangible assets such as real estate, precious metals, art and collectibles. The Company intends to provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and plan to enter into agreements in connection with its blockchain products in Thailand, Indonesia, and Guatemala.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We continuously evaluate our critical accounting policies and estimates. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are important to the portrayal of our financial condition and results of operations and require our management’s subjective or complex judgment because of the sensitivity of the methods, assumptions and estimates used in the preparation of our financial statements.

Revenue Recognition Policy

Eco Bright recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

Income Tax

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has incurred net operating loss for financial-reporting and tax-reporting purposes. Accordingly, any benefit for income taxes has been offset entirely by a valuation allowance against the related federal deferred tax asset for the years ended December 31, 2023 and 2022.

Results of Operations

For the Years Ended December 31, 2023 and 2022

Revenues and Cost of Sales

During the years ended December 31, 2023 and 2022, we recognized $32,132 and $0 in consulting revenue, respectively.

Operating Expenses

Operating expenses were $18,716 during the year ended December 31, 2023, compared to $14,409 during the year ended December 31, 2022. Operating expenses consisted of $14,946 and $8,083 in salaries and wages and $3,770 and $6,326 in general and administrative expenses during the years ended December 31, 2023 and 2022, respectively.

Other Income and Expenses

Other expenses were $285 during the year ended December 31, 2023, compared to $6,997 during the year ended December 31, 2022. Other expenses consisted of $474 and $0 in interest expense, $493 and $14 in other expenses and $0 and $6,983 in impairment expense during the years ended December 31, 2023 and 2022, respectively. We recognized $682 in other income during the year ended December 31, 2023, there was no such income during the year ended December 31, 2022.

Net Income (Loss)

As a result of the above, we recognized net income of $13,131 for the year ended December 31, 2023 and a net loss of $21,406 for the year ended December 31, 2022, respectively.

We anticipate losses from operations will increase during the next twelve months due to anticipated increased payroll expenses as we add necessary staff to continue planned operations and increases in legal and accounting expenses associated with maintaining a reporting company. We expect that we will continue to have net losses from operations for several years until revenues become sufficient to offset operating expenses.

Liquidity and Capital Resources of the Company

Current Assets

Current assets at December 31, 2023 totaled $17,400, consisting of $14,761 in cash, $1,657 in accounts receivable and $982 in other current assets. Total assets at December 31, 2022 were $6,245, consisting of $6,024 in cash and $221 in other current assets.

Current Liabilities

Total liabilities were all current as of December 31, 2023 and 2022 and consisted of accounts payable and accrued expenses totaling $10,868 and $12,641, respectively.

Net Cash Used in Operating Activities.

During the year ended December 31, 2023, our operating activities provided net cash of $8,737, compared to net cash used of $300 during the period ended December 31, 2022. Sources of cash during the year ended December 31, 2023 are mainly due to the $32,132 in revenue, partially offset by $5,168 in changes in cash used from operating assets and liabilities.

Uses of cash during the year ended December 31, 2022 are mainly due to the $21,406 net loss, partially offset by $6,492 in net non-cash expenses related to depreciation, impairment and gains and losses on currency translation, as well as $14,614 in changes in cash provided from operating assets and liabilities.

At December 31, 2023 we had a working capital of $6,532, compared to a working capital deficit of $6,396 at December 31, 2022.

Going Concern

At December 31, 2023, we only had $17,696 in assets and a $12,593 accumulated deficit. Our current liquidity resources are not sufficient to fund anticipated level of operations for at least the next 12 months from the date these consolidated financial statements were issued. As a result, there is substantial doubt regarding the Company’ ability to continue as a going concern.

The ability to continue Eco Bright’s operations depends on its ability to generate and grow revenue and results of operations as well as our ability to access capital markets when necessary to accomplish strategic objectives. We expect to continue to incur losses for the immediate future and will need additional equity or debt financing until we can achieve profitability and positive cash flows from operating activities. Our future capital requirements for operations will depend on many factors, including the ability to generate revenues and obtain capital.

There is no assurance that we will ever be profitable or that debt or equity financing will be available to us. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern. There is no assurance we will be successful in any of these goals.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements of any kind for the years ended December 31, 2023 or 2022.

MANAGEMENT

Name	Position	Age	Start Date
George Athanasiadis	CEO/Director	48	August 2021
Tomax Strgr	CTO/Director	62	December 2023

George Athanasiadis and Tomax Strgr have extensive experience in managing companies. Tomax Strgr has over 10 years experience in managing Technology Companies and extensive background with blockchain technologies.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

 The following table sets forth information as to the shares of common stock beneficially owned as of December 31, 2022 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Directors and Executive Officers or 5% or more	Amount	Percent
2G Group LLC (George Athanasiadis sole member)	74,800,000	74.3%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended December 31, 2023, Eco Bright Future Inc. paid a total of $0 of wages to management.

Report of Independent Registered Public Account Firm

To the Board of Directors and Stockholders Eco Bright Future Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Eco Bright Future Inc. and Subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2023 and 2022, and the related notes to the financial statements. In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 3 to the financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Eco Bright Future Inc. and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Eco Bright Future Inc. and Subsidiaries is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated in the Going Concern paragraph above is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter, providing a separate opinion on the critical audit mater or on the accounts or disclosures to which it relates.

We have served as Eco Bright Future, Inc. and Subsidiaries’ auditor since 2021.

Goff Backa Alfera and Company, LLC

Pittsburgh, Pennsylvania

April 29, 2024

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
ASSETS

Current Assets:
Cash	$14,761	$6,024
Accounts receivable	1,657	—
Prepaid assets	982	221
Total Current Assets	17,400	6,245

Non-Current Assets
Computers and equipment	296	725
Total Assets	$17,696	$6,970

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current Liabilities:
Accounts payable, related party	$10,868	$12,641
Total Current Liabilities	10,868	12,641

Total Liabilities	$10,868	$12,641

Stockholders' Equity (Deficit):
Preferred Stock Series A; $0.001 par value, 100,000,000 and 0 shares authorized and 10,000,000 and 0 shares issued
and outstanding, respectively	10,000	—
Common stock; $0.001 par value, 750,000,000 and 2,000 shares authorized and 100,690,000 and 2,000 share issued and outstanding, respectively	100,690	19,108
Additional paid-in capital	(90,935)	—
Other comprehensive (loss) income	(334)	945
Accumulated deficit	(12,593)	(25,724)
Total Stockholders' Equity (Deficit)	6,828	(5,671)

Total Liabilities and Stockholders' Equity (Deficit)	$17,696	$6,970

See Independent Auditors’ Report and Notes to the Consolidated Financial Statements.

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2023	2022
REVENUES
Service revenue	$32,132	$—
Total revenues	32,132	—

OPERATING EXPENSES
Compensation expense	14,946	8,083
General and administrative	3,770	6,326
Total Operating Expenses	18,716	14,409

OTHER INCOME (EXPENSES)
Interest expense	(474)	—
Other expenses	(493)	(14)
Other income	682	—
Impairment expense	—	(6,983)
Total Other Income and Expenses	(285)	(6,997)

INCOME (LOSS) BEFORE INCOME TAXES	13,131	(21,406)
Provision for income taxes	—	—

NET INCOME (LOSS)	$13,131	$(21,406)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation	(1,279)	1,002

OTHER COMPREHENSIE INCOME (LOSS)	$11,852	$(20,404)

INCOME (LOSS) PER COMMON SHARE
Basic	$0.00	$(0.00)
Diluted	$0.00	$(0.00)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	3,036,433	2,000
Diluted	3,036,433	2,000

See Independent Auditors’ Report and Notes to the Consolidated Financial Statements.

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

	Preferred Stock		Common Stock		Additional	Retained (Deficit)	Accumulated Other Comprehensive	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings	Income (Loss)	Equity

Balance, December 31, 2021	—	$—	2,000	$20,822	$—	$(4,318)	$(57)	$16,447

Foreign currency translation	—	—	—	(1,714)	—	—	1,002	(712)

Net loss for the year ended December 31, 2022	—	—	—	—	—	(21,406)	—	(21,406)

Balance, December 31, 2022	—	$—	2,000	$19,108	$—	$(25,724)	$945	$(5,671)

Recapitalization for merger acquisition on December 20, 2023	10,000,000	10,000	100,688,000	100,690	(110,043)	—	(647)	—

Retirement of subsidiary common stock	—	—	—	(19,108)	19,108	—	—	—

Foreign currency translation	—	—	—	—	—	—	(632)	(632)

Net income for the year ended December 31, 2023	—	—	—	—	—	13,131	—	13,131

Balance, December 31, 2023	10,000,000	$10,000	100,690,000	$100,690	$(90,935)	$(12,593)	$(334)	$6,828

See Independent Auditors’ Report and Notes to the Consolidated Financial Statements.

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022
Cash Flows From Operating Activities:
Net income (loss)	$13,131	$(21,406)
Adjustments to reconcile net income (loss) to net
cash provided (used) by operating activities:
Depreciation	440	454
Impairment of assets	—	6,983
Loss (gain) on foreign currency translation	334	(945)
Changes in operating assets and liabilities:
Accounts receivable	(1,657)	—
Other current assets	(761)	2,281
Accounts payable and accrued expenses	(2,750)	12,333
Net cash provided by (used in) operating activities	8,737	(300)

Net change in cash	8,737	(300)
Cash, beginning of year	6,024	6,324
Cash, end of year	$14,761	$6,024

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$474	$—
Cash paid for taxes	$—	$—

See Independent Auditors’ Report and Notes to the Consolidated Financial Statements.

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

FOOTNOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of Eco Bright Future, Inc. (“Eco Bright”, or the “Company”) and its wholly owned subsidiaries United Heritage, Sociedad Anonmima De Capital Variable (“UHS”) and its wholly owned subsidiary Universa Hub Africa (“UHSA”), collectively, (“UHA”). Eco Bright was incorporated on August 31, 2021, under the laws of the State of Wyoming. UHS was incorporated on July 12, 2023, under the laws of the country of El Salvador and UHSA was incorporated on March 28, 2019, under the laws of the country of Tunisia. The Company intends to carry on the business of UHA as an artificial intelligence and blockchain technology company that utilizes real world tokenization to create a virtual investment vehicle on the blockchain linked to tangible assets such as real estate, precious metals, art and collectibles. The Company intends to provide digital assets from El Salvador, tokenize assets and develop blockchain tools for entry to countries such as Tunisia and United Arab Emirates and plan to enter into agreements in connection with its blockchain products in Thailand, Indonesia, and Guatemala.

On December 20, 2023, the Company entered into a Merger Agreement with United Heritage, Sociedad Anonmima De Capital Variable (“UHA”), a company organized and existing under the laws of El Salvador, with its head office located in San Salvador, El Salvador. The Merger agreement provides for the controlling owner and holder of 10,000,000 shares of the Company’s Series A Preferred Stock to transfer all of the Series A Preferred Stock to the beneficial owner of all of the 2,000 shares of capital stock of UHA, in exchange for the 2,000 shares of common stock being transferred to the Company and immediately retired.

The Merger Agreement was accounted for as a reverse recapitalization, whereby the Company, while being deemed the legal acquirer, is accounted for as a capital transaction, whereby UHA issued its equity for the net assets of the Company followed by a recapitalization of the Company’s common stock to reflect the equivalent number of the Company’s common stock with the difference being recorded in additional paid-in capital. The consolidated financial statements are based on UHA’s historical financial statements and the Company’s historical financial statements, as adjusted, to give effect to UHA’ reverse recapitalization of the Company.

Basis of Presentation

The Financial Statements and related disclosures have been prepared using the accrual basis of accounting in accordance with Generally Accepted Accounting Principles (“GAAP”) of the United States. Eco Bright has elected a calendar year-end.

Cash Equivalents

Eco Bright considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

FOOTNOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

Revenue Recognition Policy

Eco Bright recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied.

During the years ended December 31, 2023 and 2022, revenue of $32,132 and $0, respectively, was recognized from providing consulting services related to blockchain technology software development sales. The revenue was recognized upon being earned upon completion of services and acceptance by the customer.

Stock-Based Compensation

Eco Bright records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued. All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

FOOTNOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

The carrying values of cash, other current assets, property, accounts payable and accrued expenses approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets.

New Accounting Pronouncements

Eco Bright has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Basic and Diluted Loss Per Share

Eco Bright presents basic earnings per share (EPS) on the face of the statements of operation. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

The calculation of basic and diluted net income (loss) per share is as follows:

	For the Years Ended December 31,
	2023	2022
Basic Income (Loss) Per Share:
Numerator:
Net income (loss)	$13,131	$(20,461)
Denominator:
Weighted-average common shares outstanding	3,036,433	2,000
Basic net income (loss) per share	$0.00	$(0.00)

	For the Years Ended December 31,
	2023	2022
Diluted Income (Loss) Per Share:
Numerator:
Net loss	$13,131	$(20,461)
Denominator:
Weighted-average common shares outstanding	3,036,433	2,000
Diluted net income (loss) per share	$0.00	$(0.00)

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

FOOTNOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

Income Taxes

Eco Bright records income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and attributable to operating loss and tax credit carryforwards. Accounting standards regarding income taxes requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more likely than not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, the Company’s experience with operating loss and tax credit carryforwards not expiring unused, and tax planning alternatives.

Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting standards regarding uncertainty in income taxes provides a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

NOTE 2 - INCOME TAXES

Eco Bright files income tax returns in the U.S. federal jurisdiction. Eco Bright’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components:

	For the Years Ended December 31,
	2023	2022
Deferred tax assets:
Net operating loss carry forward	$10,069	$7,262
Valuation allowance	(10,069)	(7,262)
Net deferred tax asset	$—	$—

ECO BRIGHT FUTURE, INC. AND SUBSIDIARIES

FOOTNOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the year ended December 31, 2023 and the year ended December 31, 2022 due to the following:

	For the Years Ended December 31,
	2023	2022
Pre-tax book income (loss)	$(2,807)	$(7,808)
Stock for services	—	42
Related party accrued expenses	—	504
Valuation allowance	2,807	7,262
Federal Income Tax	$—	$—

The Company had net operating losses of approximately $47,948 that can be used indefinitely. Due to the change in ownership in 2023, net operating loss carryforwards may be limited as to use in future years. In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the years 2021 through 2022 are subject to examination.

NOTE 3 - GOING CONCERN

Eco Bright's consolidated financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, Eco Bright has recently accumulated losses since its inception and has had negative cash flows from operations until 2023, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the Eco Bright's ability to continue as a going concern are as follows:

The ability to continue Eco Bright’s operations depends on its ability to generate and grow revenue and results of operations as well as our ability to access capital markets when necessary to accomplish strategic objectives. We expect to continue to incur losses for the immediate future and will need additional equity or debt financing until we can achieve profitability and positive cash flows from operating activities. Our future capital requirements for operations will depend on many factors, including the ability to generate revenues and obtain capital.

There can be no assurance that Eco Bright will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of Eco Bright to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 4 - FOREIGN CURRENCY OPERATIONS

Eco Bright operates in foreign countries, specifically, Tunisia during the years ended December 31, 2023 and 2022. As such, assets and liabilities of foreign subsidiaries are translated into United States dollars at the rated of exchange in effect at year-end. The related translation adjustments are made directly to other comprehensive income or loss. Income and expenses are translated at the average rates of exchange in effect during the year. Foreign currency gains and losses are included in the results of operations and are generally classified in other income (expense) in the Consolidated Statements of Operations. Accumulated other comprehensive loss was $334 at December 31, 2023. Accumulated other comprehensive income was $945 at December 31, 2022. Foreign currency net loss was $1,279 for the year ended December 31, 2023. Foreign currency net income was $888 for the year ended December 2022.

NOTE 5 - SUBSEQUENT EVENTS

Eco Bright reviewed subsequent events through April 29, 2024, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 29, 2024.

ECO BRIGHT FUTURE, INC.

By: /s/ George Athanasiadis

Name: George Athanasiadis

Title: Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on April 29, 2024.

ECO BRIGHT FUTURE, INC.

By: /s/ Tomaz Strgar

Name: Tomaz Strgar

Title: Chief Technology Officer and Director